TORNET

04030056

May 3, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL PROCESSING RECEIVED MAY 11 2004 WASH, D.C. 158 SECTION

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

Enclose.

dlw 5/17

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styreisens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

PRESS RELEASE

Board members leave Tornet

Following the departure of Sverker Lerheden as CEO of Tornet on 1 April 2004, Mr. Lerheden and Göran Collert have informed the Chairman of the Board, Mark H. Newman, of their resignation from the Board of Directors of Tornet today.

"Both Mr. Lerheden and Mr. Collert have delivered long and faithful service to the company and its shareholders for which we are grateful. Mr. Lerheden will continue to be available to the Board of Directors and senior management in his role as a consultant to the business.", Mr. Newman comments.

The nomination committee will announce its proposal for a new Board of Directors in time for the annual general meeting, scheduled for June 28, 2004.

Danderyd, 30 April 2004

Fastighets AB Tornet (publ)

For further information, please contact
Mark H. Newman, Chairman of the Board, +44 207 102 1000